Exhibit 99.7

UNDERTAKING LETTER

Strictly Private & Confidential

To:          The Board of Directors

HUAZHU GROUP LIMITED

Cricket Square,

Hutchins Drive

P. O. Box 2681,

Grand Cayman KY1-1111

Cayman Islands

September 2, 2020

Dear Sirs/Madams,

HUAZHU GROUP LIMITED (the “Company”)

1.                                      We note that the Company is proposing to conduct a secondary listing (the “Listing”) of its shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

2.                                      In connection with the Listing, we understand that the Company has undertaken, or will undertake, to the Stock Exchange to put forth resolutions to its shareholders at or before each of its annual general meetings taking place between the period commencing from the consummation of the Listing to amend certain provisions of the Company’s articles of association as currently in place as at the date of this undertaking (the “Articles”) and ending on the date when the proposed amendments to the Articles (the “Proposed Amendments”) have been approved (the “AGM(s)”). The Proposed Amendments include:

a.                                      extending the notice period of the general meetings of the Company from 5 clear days to 14 clear days;

b.                                      entitling one or more shareholders holding 10% or more of the voting rights in the share capital of the Company a right to requisition a general meeting and propose resolutions to the agenda of such meeting;

c.                                       including a general restriction where any shareholder of the Company is, under the rules governing the listing of securities in the jurisdiction(s) in which the shares in the Company (or depositary receipts therefor) are listed, required to abstain from voting on any particular resolution or restricted to voting for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such restriction shall not be counted; and

d.                                      if so required by the Stock Exchange, lowering the quorum for a general meeting of the Company from one-third in nominal value of the total issued voting shares in the Company to 10% in nominal value of the total issued voting shares in the Company.

3.                                      Conditional upon (a) the consummation of the Listing taking place on or before March 31, 2021, and (b) the undertaking letter and our performance thereof not being contrary to any laws or regulations (including the rules governing the listing of securities in the jurisdiction(s) in which the shares of our company (or depositary receipts therefor) are listed) applicable to us, we hereby irrevocably confirm and undertake to the Company that we will vote all of the shares in the Company of which we are capable of exercising the voting rights at the time of the respective AGM in favour of the resolution(s) of the shareholders of the Company to be passed at at such AGM to authorise and approve the Proposed Amendments.

4.                                      This undertaking letter shall be governed by and construed in accordance with the laws of the Cayman Islands.

5.                                      Notwithstanding anything herein to the contrary, if the Listing is not consummated on or before March 31, 2021 for any reason, this undertaking letter shall terminate and be of no further force or effect.

Yours faithfully,

For and on behalf of
Trip.com Group Limited

/s/ Wang Xiaofan
Name: Wang Xiaofan
Title: Authorized Signatory